Exhibit 99.13

Centerra Gold Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(Expressed in thousands of United States Dollars)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Scott G. Perry	Darren J. Millman
President and Chief Executive Officer	Vice President and Chief Financial Officer

March 25, 2020

KPMG LLP
Bay Adelaide Centre 333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Centerra Gold Inc.

Opinion

We have audited the consolidated financial statements of Centerra Gold Inc. (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2019 and December 31, 2018

•	the consolidated statements of (loss) earnings and comprehensive (loss) income for the years ended December 31, 2019 and December 31, 2018

•	the consolidated statements of shareholders’ equity for the years ended December 31, 2019 and December 31, 2018

•	the consolidated statements of cash flows for the years ended December 31, 2019 and December 31, 2018

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at the end of December 31, 2019 and December 31, 2018, and its consolidated financial performance, and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that relevant to our audit of the financial statements in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

KPMG LLP
Bay Adelaide Centre 333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

•	the information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report”.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are/is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

KPMG LLP
Bay Adelaide Centre 333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represents the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

KPMG LLP
Bay Adelaide Centre 333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Daniel Gordon Ricica.

Toronto, Canada

March 25, 2020

Centerra Gold Inc.

Consolidated Statements of Financial Position

		December 31, 2019	December 31, 2018
(Expressed in thousands of United States Dollars)	Notes
Assets
Current assets
Cash and cash equivalents		$42,717	$151,705
Amounts receivable	7	79,022	59,558
Inventories	8	774,060	577,443
Other current assets	9	36,869	25,815

		932,668	814,521
Property, plant and equipment	10	1,669,516	1,905,514
Goodwill	20	—	16,070
Reclamation deposits	14	40,999	30,841
Other assets	15	58,470	59,765

		1,768,985	2,012,190

Total assets		$2,701,653	$2,826,711

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11	$238,339	$226,783
Revenue-based taxes payable		744	954
Taxes payable		1,034	878
Other current liabilities	9	4,692	6,162

		244,809	234,777
Long-term debt	12	70,007	179,266
Lease obligations	13	18,336	4,229
Deferred income tax liability	23	33,733	44,524
Provision for reclamation	14	265,049	212,248
Other liabilities	15	3,875	3,636

		391,000	443,903
Shareholders’ equity
Share capital	24	960,404	949,328
Contributed surplus		26,278	27,364
Accumulated other comprehensive loss		(752)	(2,088)
Retained earnings		1,079,914	1,173,427

		2,065,844	2,148,031

Total liabilities and Shareholders’ equity		$2,701,653	$2,826,711

Commitments and contingencies (note 26)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Richard W. Connor

Centerra Gold Inc.

Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Income

For the years ended December 31,		2019	2018
(Expressed in thousands of United States Dollars)
(except per share amounts)
	Notes
Revenue	16	$1,375,328	$1,129,336
Cost of sales
Production costs	17	676,632	578,223
Depreciation, depletion and amortization		239,511	196,910
Standby costs		9,100	10,849

Earnings from mine operations		450,085	343,354
Care and maintenance expense		28,529	29,344
Exploration expenses and business development		45,958	34,774
Corporate administration	18	45,265	29,636
Provision for Kyrgyz Republic settlement	19	10,000	—
Impairment	20	230,500	—
Revenue-based taxes	23	116,417	92,988
Other operating expenses	21	59,113	57,999

(Loss) earnings from operations		(85,697)	98,613
Other income, net		(1,450)	(30,442)
Finance costs	22	16,337	30,232

(Loss) earnings before income tax		(100,584)	98,823
Income tax recovery	23	(7,071)	(14,647)

(Loss) earnings from continuing operations		$(93,513)	$113,470
Net loss from discontinued operations	6c	—	(5,941)

Net (loss) earnings		$(93,513)	$107,529

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Net gain (loss) on translation of foreign operation		$1,753	$(3,133)
Net unrealized (loss) gain on derivative instruments, net of tax	29	(395)	14,938
Post-retirement benefit, net of tax		(22)	478

Other comprehensive income (“OCI”)		1,336	12,283

Total comprehensive (loss) income		$(92,177)	$119,812

Basic (loss) earnings per share - Continuing operations	24	$(0.32)	$0.39
Diluted (loss) earnings per share - Continuing operations	24	$(0.32)	$0.38
Basic (loss) earnings per share	24	$(0.32)	$0.37
Diluted (loss) earnings per share	24	$(0.32)	$0.36

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,		2019	2018
(Expressed in thousands of United States Dollars)	Notes
Operating activities
(Loss) earnings from continuing operations		$(93,513)	$113,470
Adjustments for the following items:
Depreciation, depletion and amortization		245,746	200,802
Finance costs	22	16,337	30,232
Compensation expense on stock options		1,940	1,714
Other share-based compensation expense		17,833	2,082
Gain on disposition of Royalty Portfolio	6	—	(27,993)
Impairment	20	230,500	—
Inventory impairment	8	8,352	—
Income tax recovery, net		(7,071)	(14,647)
Kyrgyz Republic settlement payment	19	(62,600)	—
Kyrgyz Republic additional charges	19	10,000	—
Reclamation expense and other		35,029	41,151
Income taxes paid		(4,090)	(5,371)

Cash provided by continuing operations before changes in operating working capital		398,463	341,440
Changes in operating working capital	25a	(64,314)	(120,173)

Cash provided by continuing operations		334,149	221,267

Cash used in discontinued operations		—	(3,775)

Net cash provided by operations		334,149	217,492

Investing activities
Additions to property, plant and equipment		(288,990)	(271,830)
Deposits on purchase of equipment		(10,453)	(14,043)
Acquisition of AuRico Metals Inc., net of cash acquired	6	—	(226,800)
Increase in restricted cash		(481)	(26,818)
Increase in other assets		(10,448)	(4,177)
Proceeds from the sale of the Royalty Portfolio	6	—	155,450
Proceeds from the sale of the Mongolian segment	6	—	35,000
Proceeds from disposition of fixed assets		723	1,766

Cash used in investing		(309,649)	(351,452)

Financing activities
Debt drawdown	12	302,804	395,737
Debt repayment	12	(417,986)	(501,069)
Payment of interest and borrowing costs		(9,293)	(25,230)
Lease payments	13	(16,962)	(665)
Proceeds from common shares issued		7,949	1,001

Cash used in financing		(133,488)	(130,226)

Decrease in cash during the year		(108,988)	(264,186)
Cash and cash equivalents at beginning of the year		151,705	415,891

Cash and cash equivalents at end of the year		$42,717	$151,705

Cash and cash equivalents consist of:
Cash		$42,717	$151,705

		$42,717	$151,705

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States Dollars, except share information)

				Accumulated
	Number of	Share		Other
	Common	Capital	Contributed	Comprehensive	Retained
	Shares	Amount	Surplus	Loss	Earnings	Total
Balance at January 1, 2018	291,782,846	$948,121	$25,781	$(14,371)	$1,065,898	$2,025,429
Net earnings		—	—	—	107,529	107,529
Other comprehensive income		—	—	12,283	—	12,283
Transactions with owners:
Share-based compensation expense	—	—	1,714	—	—	1,714
Issued on exercise of stock options	63,860	445	(131)	—	—	314
Issued under the employee share purchase plan	137,610	686	—	—	—	686
Issued on redemption of restricted share units	15,633	76	—	—	—	76

Balance at December 31, 2018	291,999,949	$949,328	$27,364	$(2,088)	$1,173,427	$2,148,031

Net loss		—	—	—	(93,513)	(93,513)
Other comprehensive income		—	—	1,336	—	1,336
Transactions with owners:
Share-based compensation expense	—	—	1,940	—	—	1,940
Issued on exercise of stock options	1,505,768	9,960	(3,026)	—	—	6,934
Issued under the employee share purchase plan	169,890	1,015	—	—	—	1,015
Issued on redemption of restricted share units	14,849	101	—	—	—	101

Balance at December 31, 2019	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Asia and other markets worldwide.

2. Basis of presentation

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 25, 2020.

These consolidated financial statements have been prepared under the historical cost basis, except for provisionally priced amounts receivable, derivative instruments, liabilities for cash settled share-based compensation and post-retirement benefit liability (measured at fair value) and inventories (measured at the lower of cost or net realizable value (“NRV”)).

These financial statements are presented in United States (“U.S.”) dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted.

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements with the exception of note 3(k) – Leases. See note 5 – Changes in Accounting Policies.

a.	Consolidation principles

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 50% interest in the Greenstone Partnership and 75% interest in the Endako Mine, have been accounted for as joint operations.

Centerra’s significant subsidiaries and joint operations are as follows:

Entity	Property - Location	Current status	Entity Type	Basis of Accounting	Property Ownership

Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	Subsidiary	Consolidation	100%

Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	Subsidiary	Consolidation	100%

Langeloth Metallurgical Company LLC (“Langeloth”) Molybdenum Processing Facility	Langeloth - United States	Operation	Subsidiary	Consolidation	100%

Öksüt Madencilik A.S. (“OMAS”)	Öksüt Project - Turkey	Development / Commissioning	Subsidiary	Consolidation	100%

Greenstone Gold Mines LP (“Greenstone Partnership”)	Greenstone Gold Property - Canada	Pre-development	Joint operation	Proportionate consolidation	50%

AuRico Metals Inc.	Kemess Project - Canada (“Kemess”)	Pre-development	Subsidiary	Consolidation	100%

Thompson Creek Mining Company	Thompson Creek Mine - United States	Care and Maintenance	Subsidiary	Consolidation	100%

Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	Joint operation	Proportionate consolidation	75%

As at December 31, 2019 the Company had also entered into agreements to earn interests in joint venture exploration properties located in Canada, Finland and Mexico. In addition, the Company has exploration properties in Canada, Turkey and the United States and has strategic alliance agreements with partners to evaluate potential gold opportunities in West Africa and Sweden.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b. Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date.

c.	Discontinued Operations

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated Statement of Earnings and Comprehensive Income (“Statements of Earnings”).

d.	Foreign currency

The functional currency of the Company and its subsidiaries is the U.S. dollar (“USD”), which is also the presentation currency of the consolidated financial statements. The functional currency of the Greenstone Partnership is the Canadian dollar (“Cdn$”), which results in translation gains (losses) being recorded as part of Other Comprehensive Income in the Statements of Earnings.

Foreign currency transactions are translated into an entity’s functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statements of Earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at the historical exchange rates prevailing at each transaction date.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

e.	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial instruments carried at amortized cost.

f.	Short-term investments

Short-term investments consist of marketable securities with original maturities of more than 90 days but no longer than 12 months, from the date of purchase. Short-term investments consist mostly of U.S. federal, Canadian federal and provincial government treasury bills and notes, agency notes, foreign sovereign issues, term deposits, bankers’ acceptances, bearer deposit notes, and highly-rated, highly-liquid corporate direct credit. Short-term investments are classified as financial instruments carried at fair value through profit or loss.

g.	Restricted cash and restricted short-term investments

Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.

h.	Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of weighted average production cost and net realizable value (“NRV”). The production cost of inventories is determined on a weighted-average basis and includes direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization of mining assets. Molybdenum inventory additionally includes amounts paid for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.

When inventories are sold, the carrying amount is recognized as an expense in the period in which the related revenue is recognized. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the Statements of Earnings in the period that the write-down or reversal occurs. NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to sell. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Supplies inventory and spare parts is valued at the lower of weighted average cost and NRV, which approximates replacement cost. Replacement cost includes expenditures incurred to acquire the inventories and bring them to their existing location and condition. Any provision for obsolescence is determined by reference to specific stock items identified as obsolete. A regular and ongoing review is undertaken to establish the extent of surplus items and a provision is made for any potential loss on their disposal. Consumable supplies for operations in the care and maintenance stage of the mine life cycle and which are not expected to be used in the next twelve months are classified as long-term.

i.	Exploration, evaluation and pre-development expenditure

All exploration and evaluation expenditures of the Company within an area of interest are expensed until management and the Board of Directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Once a project has been established as commercially viable and technically feasible, and approval is received from the Board of Directors, further expenditures are capitalized as development costs.

Exploration and evaluation assets acquired are initially recognized at cost as exploration rights within property, plant and equipment.

j.	Property, plant and equipment

i.	General

Property, plant and equipment are recorded at cost less accumulated depreciation, depletion and impairment charges. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. An item of property, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the Statements of Earnings in the year the asset is de-recognized.

ii.	Development properties (underground and open pit)

A property, either open pit or underground, is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

iii.	Mine properties

All direct costs related to the acquisition of the asset, including the costs incurred to prepare it for its intended use are capitalized at the date of acquisition. After a mine property has been brought into commercial production, costs of any additional mining, in-pit drilling and related work on that property are expensed as incurred. Mine development costs that meet the criteria for capitalization in accordance with IAS 16, Property, Plant and Equipment, such as costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production, including the stripping of waste material, are capitalized and then depleted on a unit-of-production basis.

iv.	Depreciation and depletion

Buildings, plant and equipment used in production and mineral properties, with the exception of Langeloth, are depreciated or depleted using the unit-of-production method over proven and probable ore reserves, or if their estimated useful lives are shorter, on a straight-line basis over the useful lives of the particular assets. Langeloth’s property, plant and equipment are depreciated on a straight-line basis, based on estimated useful lives.

Depreciation commences when ore is extracted from the ground. The depreciation charge is allocated to inventory throughout the production process from the point at which ore is extracted from the pit until the ore is processed into its final form, gold doré or concentrate. Where a change in estimated recoverable gold ounces or copper pounds contained in proven and probable ore reserves is made, adjustments to depreciation are accounted for prospectively.

Mobile equipment and other assets, such as offsite roads, buildings, office furniture and equipment are depreciated using the straight-line method based on estimated useful lives, but do not exceed the related estimated mine life based on proven and probable ore reserves.

Where an item of property, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as property, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s property, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

v.	Deferred stripping costs

Stripping costs incurred in the production phase of a mining operation are accounted for as production costs and are included in the costs of inventory produced. Stripping activity that improves access to ore in future periods is accounted for as an addition to or enhancement of an existing asset. The Company recognizes stripping activity assets when the following three criteria are met:

•	it is probable that the future economic benefit associated with the stripping activity will flow to the Company;

•	the Company can identify the component of the ore body for which access has been improved; and

•	the costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Stripping activity assets are depleted on a unit-of-production basis in subsequent periods over the proven and probable reserves to which they relate.

vi.	Borrowing costs

Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages.

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

k. Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision as to how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of that asset if either:

•	The Company has the right to operate the asset; or

•	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

If a contract is assessed to contain a lease, a lease liability is recognized representing the present value of cash flows estimated to settle the contract, discounted using a discount rate which would be required if the underlying asset was acquired through a financing arrangement. The Company will also recognize a right-of-use (“ROU”) asset that will generally be equal to the lease obligation at adoption. The ROU asset is subsequently amortized over the life of the contract.

The ROU asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

l.	Goodwill

Goodwill represents the difference between the cost of a business acquisition and the fair value of the identifiable net assets acquired. Subsequent to recording, goodwill is measured at cost less accumulated impairment losses and is not amortized.

Goodwill, upon acquisition, is allocated to the cash-generating units (“CGU”) expected to benefit from the related business combination. A CGU, in accordance with IAS 36, Impairment of Assets, is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash flows from other assets.

The Company evaluates, on at least an annual basis, the carrying amount of a CGU to which goodwill is allocated, for potential impairment.

m.	Impairment

Long-lived assets, including goodwill, are reviewed for impairment if an event occurs which leads to an indication that the carrying amount may be impaired. In addition, goodwill is tested for impairment annually on September 1.

When an impairment test is required, the Company compares the recoverable amount (which is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of the CGU) to its carrying amount. If the carrying amount of a CGU exceeds its recoverable amount, the Company first applies the difference to reduce goodwill and then any further excess is applied to the CGU’s other long-lived assets. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, and expenditures underlying the estimate of recoverable value are subject to risks and uncertainties.

We have determined the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction, which the Company typically estimates using discounted cash flow methods based on detailed mine and/or production plans.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, a previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized in prior years. Impairments and subsequent reversals are recorded in the Statement of Earnings in the period in which they occur.

n. Provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows.

o. Asset retirement and reclamation obligations

Asset retirement and reclamation costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated asset retirement and reclamation costs are provided in the accounting period when the obligation arising from the related disturbance occurs based on the net present value of estimated future costs.

Provision for asset retirement and reclamation costs is estimated based on the risk-adjusted costs required to settle present obligations discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows.

Asset retirement and reclamation obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations arise as a result of changes in discount rates, foreign exchange rates and the timing or amounts of the costs to be incurred. These changes are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in earnings.

If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Asset retirement and reclamation obligations related to inactive and closed mines are included in profit or loss in the Statements of Earnings on initial recognition and subsequently when re-measured.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

p. Debt

Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of earnings (loss) over the period to maturity using the effective interest method.

q. Share-based compensation

The Company has five share-based compensation plans: the Stock Option plan, Performance Share Unit Plan, Deferred Share Unit Plan, Restricted Share Unit Plan and Employee Share Purchase Plan.

i.	Stock Option plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

ii.	Performance Share Unit Plan

Under Centerra’s Performance Share Unit Plan, performance share units can be granted to employees and officers of the Company. A performance share unit represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. Performance share units are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest 50% at the end of the year after grant and the remaining 50% the following year. Under this method, the fair value of the performance share units is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these performance share units is recorded as a reduction of the accrued obligation.

The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be paid out may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on Centerra’s total return performance (based on the preceding sixty-one trading days volume weighted average share price) relative to the S&P/TSX Global Gold Index Total Return Index Value during the applicable period. The fair

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

value of the fully vested units is determined using the sixty-one trading days volume weighted average share price. For performance share units granted in 2019 and subsequently, the total return performance and fair value are calculated based on the five-trading day volume weighted average share price preceding the vesting date.

iii.	Deferred Share Unit Plan

Centerra has a Deferred Share Unit Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. Deferred share units are settled in cash and are accounted for under the liability method. The deferred share units cannot be converted to shares by the unit holder or by the Company. The deferred share units vest immediately upon granting and are automatically redeemed following departure from the board. A liability is recorded at grant date equal to the fair value of the deferred share units. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

iv.	Restricted Share Unit Plan

Centerra has a Restricted Share Unit Plan for directors and certain employees of the Company to receive all or a portion of their annual compensation or annual incentive payments as restricted share units. Restricted share units can be settled in cash or equity at the option of the holder except Executive RSUs (defined below) which may only be settled in equity. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for U.S persons, prior to the commencement of the fiscal year), certain employees of the Company may elect to receive a portion of their annual incentive payments for that year as restricted share units. The Company will match 50% of the restricted share units granted to such individuals and all such restricted share units granted to executives and other employees vest over a two year period (“Executive RSUs”). Restricted share units which are not Executive RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The restricted share units granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the restricted share unit. For Executive RSUs, the liability is recognized under the liability method at the time of vesting. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid or common shares issued on exercise of these restricted share units is recorded as a reduction of the accrued obligation.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

v.	Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to the match provided.

vi.	Dividends

When dividends are paid, participants under each of the Performance Share Unit Plan, Deferred Share Unit Plan, and Restricted Share Unit Plan are allocated additional units equal in value to the dividend paid per common share equal to the number of units held by the participant. For performance share units, the number of units issued is based on the sixty-one trading day volume weighted average share price (or for performance share units issued in 2019 and thereafter, the five trading day volume weighted average share price) preceding the date of the dividend.

r. Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, revenue is recognized when control is transferred, which is based on the terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from Kumtor are based on the London Bullion Market Association (“LBMA”) PM spot price less discounts stipulated in the agreement with Kyrgyzaltyn JSC (“Kyrgyzaltyn”). Payment is due within 12 days from the date of shipment, when control of the finished gold is transferred to the customer.

Revenues from the Company’s concentrate sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company acquired the streaming arrangement with Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.

Gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and LME copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the London Metal Exchange (“LME”) or spot gold prices on the London Bullion Market Association (“LBMA”). The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. For changes in metal quantities upon receipt of final assay, the provisional sales quantities are adjusted as well. Any such adjustments generally are not material to the transaction price.

The Company’s molybdenum sales contracts specify the point in the delivery process at which time control transfers to the customer (shipping point or destination). Shipping and handling fees are accounted for on a gross basis under the terms of the contracts. The Company recognizes tolling and calcining revenue under contractual arrangements as the services are performed on a per-unit basis.

s. Income taxes

Tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in the Statements of Earnings except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

t. Earnings per share

Basic earnings per share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the year, after adjusting for: (i) the effect of performance share units as though they were accounted for as an equity instrument, (ii) the effects of dilutive common share equivalents such as stock options and restricted share units. Diluted

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

earnings per share is calculated using the treasury method, where the exercise of stock options and restricted share units is assumed to occur at the beginning of the period, the proceeds from the exercise of stock options and restricted share units and the amount of compensation expense measured but not yet recognized in profit or loss are assumed to be used to purchase common shares of the Company at the average market price during the period. The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

u. Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the USD.

Derivative instruments are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

i.	Hedges

The Company applies hedge accounting to derivative instruments which hedge a portion of the gold and copper components of its future concentrate sales at its Mount Milligan operation (“strategic gold and copper contracts”). The Company also applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor operations (“fuel hedge contracts”).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

Both the strategic gold and copper contracts, and the fuel hedge contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value is recognized in other comprehensive income. The amounts accumulated in other comprehensive income are reclassified to revenue (strategic gold and copper contracts) or to the cost of the purchased fuel (fuel hedge contracts) in the Statements of Earnings when the underlying hedged transaction, identified at contract inception, is recognized in revenue or cost of fuel purchased.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Any ineffective portion of a hedge relationship is recognized immediately in the Statements of Earnings as other income, net. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income until the underlying hedged transaction is recognized in revenue at which time such amounts are reclassified to revenue (strategic gold and copper contracts) or to the cost of the purchased fuel (fuel hedge contracts). If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Statements of Earnings as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the Statements of Earnings as other income, net.

ii.	Non-hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss.

Changes in fair value of non-hedge derivatives at each reporting date are included in the Statements of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

iii.	Transaction costs

Transaction costs associated with financial instruments carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or liability. The amortization of debt financing fees is calculated on an amortized cost basis over the term of the instrument.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in note 3, the reported amounts of assets and liabilities and disclosure of commitments and contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from those estimates.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year, are discussed below:

i.	Impairment

Significant judgment is required in assessing indicators of impairment. For long-term assets, including development properties, the Company completes an evaluation at each reporting period of potential impairment indicators. The Company considers both external and internal sources of information in assessing whether there are any indications that long-term assets may be impaired.

External sources of information that the Company considers include changes in the market, economic, political and legal environment in which the Company operates that are not within its control and could affect the recoverable amounts of long-term assets and goodwill. Internal sources of information that the Company considers include the manner in which long-term assets are being used or are expected to be used, analysis of economic performance of the assets and assessment of factors that may impact continuing progress toward development.

For CGU’s where value cannot be obtained from an active market, expected gold, copper and molybdenum prices, and production levels, which comprise proven and probable reserves and an estimated recoverable amount of resources if deemed appropriate, are used to estimate expected future cash flows. Management also estimates future operating and capital costs based on the most recently approved life of mine plan. The discount rate and net asset value trading multiple applied is reviewed for each assessment. Changes in these estimates which decrease the estimated recoverable amount of the CGU could affect the carrying amounts of assets and result in an impairment charge or reversal.

While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of the CGU.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

ii.	Materials inventory

Management makes estimates of recoverable quantities of gold and copper in stockpiled ore, ore in-process and molybdenum work-in-process to determine the average costs of finished goods sold during the period and the value of inventories in the Statements of Financial Position. NRV tests are performed at each reporting period based on the estimated future sales price of the gold doré, gold and copper concentrate, molybdenum and other products based on prevailing market prices, less estimated costs to complete production and bring the materials to selling condition.

The recoverable quantity of ore on stockpiles is estimated based on tonnage added and removed from the stockpiles, the amount of contained gold ounces and copper pounds based on assay data, and the estimated recovery percentage based on the historical recoveries obtained in the expected processing method. Stockpiled ore tonnage is verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities actually recovered, the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical reconciliation process is constantly monitored and engineering estimates are refined based on actual results over time.

iii.	Provision for reclamation

Amounts recorded for asset retirement obligations and the related accretion expense require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its asset retirement obligations on an annual basis or when new material information becomes available. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date.

A change in any or a combination of the key assumptions used to determine the provisions could have a material impact on the carrying value of the provisions. Changes to the estimated future reclamation costs for operating sites are recognized in the Statements of Financial Position by adjusting both the retirement asset and provision: such changes will impact earnings as these amounts are depleted and accreted over the life of the mine.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

iv.	Deferred income taxes

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the financial statements.

The Company does not recognize deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates, adjustments are made in subsequent periods.

v.	Mineral reserves and resources estimation

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs, recovery rates and discount rates and, in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of mineral reserves and resources and may, ultimately, result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the financial statements:

•	Useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

•	Depreciation and depletion of assets using the units-of-production method.

•	Estimate of recoverable value of CGU’s.

•	Estimated timing of reclamation activities.

•	Expected future economic benefit of expenditures, including stripping and development activities.

There are assets that are depleted using the units-of-production method where the calculation of the units-of-production rate of property, plant and equipment to be depleted could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable ore reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

vi.	Derivative financial instruments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge.

Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate. The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations in commodity prices, including prices for gold, copper and fuel. For derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 29 for a sensitivity analyses based on changes in commodity prices.

vii.	Litigation and contingency

On an ongoing basis, the Company is subject to various claims and other legal disputes as described in notes 19 and 26, the outcomes of which cannot be assessed with a high degree of certainty. A provision is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably.

By their nature, these provisions and contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such provisions and contingencies inherently involves the exercise of significant judgment of the potential outcome of future events. Disclosure of other contingent liabilities is made unless the possibility that a loss may occur is considered remote.

5. Changes in accounting policies

As of January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”) that revises the definition of leases and requires companies to bring most leases on-balance sheet, recognizing lease assets and lease obligations.

The Company adopted IFRS 16 using the modified retrospective approach. Under the approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Given that the Company’s existing operating leases are not material, no adjustment to equity has been recognized upon IFRS 16 adoption on January 1, 2019.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

For leases that were classified as finance leases under IAS 17 Leases (“IAS 17”), the carrying amount of the ROU asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date. For leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019 and the related ROU assets were recognised at amounts equal to the corresponding lease liability.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognise ROU assets and liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the ROU asset at the date of initial application.

•	Applied a single discount rate to a portfolio of leases with similar characteristics.

Lease liabilities recognized at January 1, 2019 amounted to $26 million. Refer to note 13 for further details.

6. Acquisition and divestitures

a)	Acquisition of AuRico Metals Inc.

On January 8, 2018, the Company acquired 100% of the outstanding shares of AuRico Metals Inc. (“AuRico”) (“the AuRico Acquisition”). AuRico was a North American-based company with a wholly-owned interest in a feasibility stage underground gold-copper project in British Columbia, Canada, known as the Kemess Underground property, as well as the Kemess East property. At the time of the AuRico acquisition, AuRico owned a royalty portfolio that included a 1.5% net smelter return (“NSR”) royalty on the Young-Davidson gold mine in Ontario and a 2.0% NSR royalty on the operating Fosterville mine in Australia (collectively “the Royalty Portfolio”).

The AuRico Acquisition was completed by way of a Plan of Arrangement under the Business Corporations Act (Ontario), whereby the Company acquired all of the issued and outstanding AuRico common shares for Cdn$1.80 per share in cash consideration, representing an aggregate transaction value of approximately $247 million (Cdn$307 million).

b)	Disposition of Royalty Portfolio

On June 27, 2018 the Company announced completion of the sale of its Royalty Portfolio and other royalties to Triple Flag Mining Finance Bermuda Ltd (“Triple Flag”) for an up-front cash payment of $155.5 million with an effective date of April 1, 2018. A pre-tax gain on disposal of approximately $28 million was recognized in the Statements of Earnings for the year ended December 31, 2018.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The sale of the Royalty Portfolio and other royalties was part of a larger transaction between the Company and Triple Flag. The sale also included a stream on 100% of the silver production at the Kemess Underground and Kemess East properties in consideration for a series of payments totaling $45 million to be received during construction of the mine.

c)	Disposition of the Mongolian Business Unit

On September 25, 2018, the Company entered into a definitive agreement to sell its Mongolian business unit, including Boroo Gold LLC and Centerra Gold Mongolia LLC (including the gold project at Gatsuurt). The sale closed on October 11, 2018 for net cash proceeds of $35 million. As the Mongolian business unit was a component of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, the disposal group was considered a discontinued operation for the year ended December 31, 2018. The net loss from discontinued operations was $5.9 million for the year ended December 31, 2018.

7. Amounts receivable

	2019	2018
Gold and copper concentrate sales receivable (a)	$39,310	$25,466
Molybdenum sales receivable (b)	28,718	22,963
Consumption tax receivable	5,124	7,847
Other receivables (c)	5,870	3,282

Total amounts receivable	$79,022	$59,558

(a)

Gold and copper concentrate sales receivable consist of receivables from both final priced sales and provisionally priced sales. As at December 31, 2019, there is no amount receivable (2018 - $7.7 million) from final priced gold and copper concentrate sales, and $39.3 million (December 31, 2018 - $17.8 million) amounts receivable from provisionally priced gold and copper concentrate sales.

(b)	As at December 31, 2019, there is $6.4 million of Molybdenum sales receivable that is past due, which was collected in full in January 2020.
(c)	Other receivables consist of gold sales receivables from related party of $0.1 million (December 31, 2018 - $0.2 million). Refer to note 27 for further details on related party transactions.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

8. Inventories

	2019	2018
Stockpiles of ore (a)	$427,644	$265,488
Gold in-circuit (b)	20,681	20,136
Gold doré	19,814	16,524
Copper and gold concentrate	29,577	21,907
Molybdenum inventory (c)	67,019	65,201

Total inventories (net of provisions)	564,735	389,256
Supplies (net of provision) (d)	209,325	188,187

Total inventories - current portion	$774,060	$577,443

(a)	As at December 31, 2019, the amount of ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand, is $188.7 million (December 31, 2018 - $181.3 million).
(b)	Gold in-circuit includes heap leach in-circuit of $1.4 million (December 31, 2018 - nil) related to the Öksüt Project.
(c)

Molybdenum inventory of $67.0 million as at December 31, 2019 (December 31, 2018 - $65.2 million) included work-in process inventory of $37.9 million (December 31, 2018 - $32.9 million) and finished goods inventory of $29.1 million (December 31, 2018 - $32.3 million). As at December 31, 2019, the Company recorded an NRV provision of $8.3 million (December 31, 2018 - nil).

(d)

Supplies inventory is net of long-term supplies inventory of $1.7 million (December 31, 2018 - $1.7 million). The Company has recorded a provision for supplies obsolescence of $23.9 million as at December 31, 2019 (December 31, 2018 - $21.4 million).

9. Other current assets and other current liabilities

	2019	2018
Other current assets:
Prepaid insurance expenses	$7,726	$6,783
Deposits for consumable supplies	12,557	13,470
Alternative Minimum Tax receivable (a)	11,404	—
Other	5,182	5,562

Total other current assets	$36,869	$25,815

Other current liabilities:
Current portion of lease obligations (note 13)	$4,303	$797
Short-term debt (note 12)	—	5,000
Other	389	365

Total other current liabilities	$4,692	$6,162

a)	Refer to note 15 for more details on the Alternative Minimum Tax receivable.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

10. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings,			Capitalized		ROU	Construction
	Plant and	ROU	Mineral	Stripping	Mobile	Mobile	in
	Equipment	Buildings	Properties	Costs	Equipment	Equipment	Progress	Total
Cost
January 1, 2018	$1,078,945	$—	$528,289	$347,572	$549,853	$—	$125,035	$2,629,694
Acquisition of AuRico	56,814	—	113,454	—	1,082	—	—	171,350
Additions	1,257	—	15,815	138,774	7,216	—	181,281	344,343
Disposals	(13,501)	—	—	—	(4,010)	—	—	(17,511)
Impairment	—	—	—	—	—	—	(8,385)	(8,385)
Disposal of Mongolian business unit	(89,254)	—	(81,432)	—	(14,474)	—	(23,172)	(208,332)
Fully depreciated assets	(15,338)	—	—	—	(49,942)	—	—	(65,280)
Reclassification	49,958	—	1,544	—	69,439	—	(120,941)	—

Balance December 31, 2018	$1,068,881	$—	$577,670	$486,346	$559,164	$—	$153,818	$2,845,879
IFRS 16 adoption	—	15,169	—	—	(6,025)	11,237	—	20,381
Additions	3,336	1,454	43,598	97,152	35	10,115	209,948	365,638
Disposals	(1,029)	(156)	(449)	—	(4,291)	—	—	(5,925)
Fully depreciated assets	(19)	—	—	—	(38,083)	—	—	(38,102)
Reclassification	41,347	—	6,256	—	41,617	—	(89,220)	—

Balance December 31, 2019	$1,112,516	$16,468	$627,075	$583,498	$552,417	$21,352	$274,546	$3,187,872

Accumulated depreciation and impairment
January 1, 2018	$336,356	$—	$169,542	$38,711	$391,173	$—	$—	$935,782
Charge for the period	61,390	—	13,951	104,904	71,030	—	—	251,275
Disposals	(9,280)	—	—	—	(3,783)	—	—	(13,063)
Disposal of Mongolian business unit	(73,941)	—	(80,241)	—	(14,167)	—	—	(168,349)
Fully depreciated assets	(15,338)	—	—	—	(49,942)	—	—	(65,280)
Reclassification	(18,203)	—	8	—	18,195	—	—	—

Balance December 31, 2018	$280,984	$—	$103,260	$143,615	$412,506	$—	$—	$940,365
IFRS 16 adoption	—	—	—	—	(545)	—	—	(545)
Charge for the year	62,821	2,354	18,030	248,673	70,226	3,855	—	405,959
Disposals	(863)	—	—	—	(2,888)	—	—	(3,751)
Impairment (note 20)	151,999	2,636	44,979	—	10,521	4,295	—	214,430
Fully depreciated assets	(19)	—	—	—	(38,083)	—	—	(38,102)

Balance December 31, 2019	$494,922	$4,990	$166,269	$392,288	$451,736	$8,150	$—	$1,518,356

Net book value
Balance December 31, 2018	$787,897	$—	$474,410	$342,731	$146,658	$—	$153,818	$1,905,514

Balance January 1, 2019
IFRS 16 adoption	$787,897	$15,169	$474,410	$342,731	$141,178	$11,237	$153,818	$1,926,440

Balance December 31, 2019	$617,594	$11,477	$460,806	$191,210	$100,681	$13,202	$274,546	$1,669,516

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

11. Accounts payable and accrued liabilities

	2019	2018
Trade creditors and accruals	$166,185	$121,973
Amount due to Royal Gold (a)	38,190	42,885
Liability for share-based compensation (note 24)	25,964	8,925
Provision for Kyrgyz Republic settlement (note19)	8,000	53,000

Total	$238,339	$226,783

(a)

Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

12. Debt

	Corporate
	Revolving	OMAS	CAT
	Facility	Facility	Note	Total
Principal
Balance December 31, 2018	$111,000	$49,668	$31,986	$192,654
Drawdown	275,000	27,803	—	302,803
Repayment	(386,000)	—	(31,986)	(417,986)

Balance December 31, 2019	$—	$77,471	$—	$77,471

Deferred costs
Balance December 31, 2018	$(2,147)	$(6,241)	$—	$(8,388)
Amortization	718	206	—	924

Balance December 31, 2019	$(1,430)	$(6,035)	$—	$(7,464)

Net debt
Short-term debt (a)	$—	$—	$5,000	$5,000
Long-term debt	108,853	43,427	26,986	179,266

Balance December 31, 2018	$108,853	$43,427	$31,986	$184,266

Long-term debt	(1,430)	71,437	—	70,007

Balance December 31, 2019	$(1,430)	$71,437	$—	$70,007

(a)	Short-term debt is included in other current liabilities (note 9) on the Statement of Financial Position.

Corporate Revolving Facility

On February 1, 2018, the Company entered into a $500 million four-year senior secured revolving credit facility (the “Corporate Facility”) with a lending syndicate led by the Bank of Nova Scotia and National Bank of Canada. The credit facility which is secured has an interest rate of London Interbank Offered Rate (“LIBOR”) plus a margin that ranges from 2.25% to 3.75%. Repayment of the loaned funds may be extended until February 2022.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company’s obligations under the Corporate Facility are guaranteed by assets of certain subsidiaries and joint operations. In addition, the Company is expected to maintain compliance with specified covenants (including financial covenants). The Company was in compliance with all covenants contained in the Corporate Facility as at December 31, 2019.

As at December 31, 2019, the Company’s $500 million senior secured revolving credit facility was undrawn (December 31, 2018 – $111 million outstanding).

OMAS Facility

In 2016, OMAS, a wholly-owned subsidiary of the Company, entered into a $150 million five-year project financing facility with UniCredit Bank AG and European Bank for Reconstruction and Development (the “OMAS Facility”). In April 2018, the OMAS Facility was amended (“April 2018 Amendment”), extending the expiry of the facility from December 30, 2021 to March 31, 2024. The purpose of the OMAS Facility was to assist in financing the construction of the Company’s Öksüt Project. The OMAS facility has an interest rate of LIBOR plus an interest rate margin that is dependent on the timing of the completion of the Project completion that ranges between 2.65% to 2.95%.

As part of the April 2018 Amendment to the OMAS Facility, OMAS agreed to apply all excess cash flow towards debt prepayment until the Öksüt Project’s mining license is extended beyond its current expiry date of January 16, 2023. In addition, Centerra provided a limited guarantee of a portion of OMAS’s obligations under the OMAS Facility and has agreed to comply with certain covenants which are consistent with the covenants under the Corporate Facility. The guarantee is limited to the OMAS Facility balance outstanding as at January 16, 2023 and was callable if the Öksüt mining license is not extended beyond January 16, 2023.

As a condition of the OMAS Facility, the Company deposited $25 million into a restricted account, including $15 million which is restricted until the Öksüt Project mining lease is extended and $10 million which is restricted during the construction phase.

As at December 31, 2019, the OMAS Facility had a drawn balance of $77.5 million. Subsequent to year end, the Company repaid and cancelled its OMAS Facility and the $25 million in restricted cash funds described above were released.

Caterpillar Promissory Note

In December 2019, the Company completed the repayment of the Caterpillar Promissory Note (the “CAT Note”), which the Company assumed as part of the acquisition of Thompson Creek Metals Company Inc. in 2016. The CAT Note was secured by equipment. In 2018, the CAT Note was extended until March 25, 2020, at which time the interest rate was reset to LIBOR + 3.50%.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

13. Leases

The table below is a reconciliation of the lease commitments disclosed at December 31, 2018 in the Company’s consolidated financial statements and the lease liability recognized as a result of the adoption of IFRS 16 on January 1, 2019. When measuring the value of the lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 3.83%.

Operating lease commitment at December 31, 2018	$3,451
Operating leases deemed not to be leases under IFRS 16	(329)

Operating leases at December 31, 2018 deemed to be leases at January 1, 2019	3,122

Discounted value using the incremental borrowing rate at January 1, 2019	2,686
Finance lease liabilities recognized as at December 31, 2018	5,024
Contracts identified as a lease under IFRS 16	18,243

Lease liabilities recognized at January 1, 2019	$25,953

The following table sets forth the discounted and undiscounted lease liabilities for the year ending December 31, 2019:

2019
Maturity analysis - contractual undiscounted cashflows
Less than one year	$8,434
One to three years	19,256
More than three years	4,052

Total undiscounted lease liabilities	$31,742

Lease liabilities - discounted
Current (a)	$4,303
Non-current	18,336

Total discounted lease liabilities	$22,639

(a)	Current lease liabilities is included in other current liabilities note 9 on the Statement of Financial Position.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

As at December 31, 2019, the lease liabilities can be reconciled as follows:

2019
Balance at January 1, 2019	$25,953
Lease additions	11,119
Interest accreted	1,189
Payments	(16,962)
Foreign exchange revaluation	1,340

Balance at December 31, 2019	$22,639

For the year ending December 31, 2019, the amounts recognized in the Statement of Earnings as it relates to lease commitments is as follows:

2019
Interest on lease liabilities	$1,189
Variable lease payments not included in the measurement of lease liabilities	127
Expenses relating to leases of low-value assets and short-term leases	109

Total amounts recognized in the Statement of Earnings	$1,425

In addition to the above, as at December 31, 2019, there was $19.2 million of variable lease payments not included in the measurement of lease liabilities related to the Öksüt Project that were capitalized to property, plant and equipment.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

14. Provision for reclamation

The Company completed its regularly scheduled update to its closure costs estimates in December 2019. The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The majority of the expenditures are expected to occur between 2026 to 2059.

	2019	2018
Non-operating sites (a)
Reclamation provision - beginning of year	$137,900	$76,326
Changes in estimate (b)	4,385	78,291
Changes due to change in discount rate	34,682	(14,317)
Accretion	2,476	1,564
Liabilities settled	(604)	(222)
Foreign exchange revaluation	1,565	(3,741)

Reclamation provision - end of year	$180,403	$137,900

Operating sites (a)
Reclamation provision - beginning of year	$74,545	$81,713
Changes in estimate	2,961	414
Changes due to change in discount rate	4,690	(7,181)
Accretion	1,909	1,881
Foreign exchange revaluation	695	(2,282)

Reclamation provision - end of year	$84,800	$74,545

Total reclamation provision, end of year	$265,203	$212,445

Current portion of reclamation provision	154	197
Long-term portion of reclamation provision	265,049	212,248

Total reclamation provision, end of year	$265,203	$212,445

a)	Non-operating sites include Endako, Thompson Creek Mine, Kemess and Oksut. Operating sites include Kumtor and Mount Milligan.
b)

In 2018, following an update to long-term plans for the molybdenum business and as a result of an independent assessment performed on the reclamation provision, the Company recognized an additional reclamation provision for future water treatment requirements at the Thompson Creek Mine. The underlying water treatment reclamation provision is over a 100-year period and is anticipated to be incurred in year 44, with operating expenditures of between $0.3 and $1.4 million per year thereafter.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2019, the Company has provided the regulatory authorities with $139.3 million (December 31, 2018 - $105.0 million) in reclamation bonds for mine closure obligations, of which $41.0 million (December 31, 2018 - $30.8 million) are cash-backed reclamation bonds.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In 1998, a Reclamation Trust Fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Gold Mine. On December 31, 2019, this fund had a balance of $41.0 million (December 31, 2018 - $30.8 million), which includes the accelerated contributions required by the completion of the Strategic Agreement.

15. Other assets and other liabilities

	2019	2018
Other assets:
Alternative Minimum Tax receivable (a)	$11,404	$22,808
Prepayments for property, plant and equipment	2,395	7,549
Restricted cash	27,986	27,505
Other assets (b)	16,685	1,903

Total other assets	$58,470	$59,765

Other liabilities:
Post-retirement benefits	$3,875	$3,636

Total other liabilities	$3,875	$3,636

(a)

In 2017, the Company accrued a $21.3 million tax benefit due to the enactment of the U.S Tax Cuts and Jobs Act on December 22, 2017. Amongst the more impactful provisions to the Company, the Alternative Minimum Tax (“AMT”) was repealed and the $22.8 million of AMT paid in prior years (less a 6.6% sequestration rate) was expected to be refunded over the course of 2019 to 2022. As at December 21, 2018, the AMT receivable was increased to $22.8 million as a result of the U.S. Office of Management and Budget ruling that the AMT credits are not subject to sequestration. As at December 31, 2019, $11.4 million was reclassed to other current assets as the Company expects to receive 50% of the total AMT receivable within 12 months.

(b)	Other assets include long-term supplies inventory of $1.8 million (December 31, 2018 - $1.7 million).

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

16. Revenue

Total revenue consists of the following:

	2019	2018
Gold revenue	$1,021,690	$833,554
Copper revenue	140,866	89,494
Molybdenum revenue	204,690	197,117
Tolling, calcining and other	8,082	9,171

Total revenue	$1,375,328	$1,129,336

The sales quantity and sales pricing adjustments of gold and copper, including the impact of hedge contracts, are as follows:

	2019	2018
Gold
Quantity adjustment	$(219)	$(451)
Provisional pricing adjustment	3,570	460
Copper
Quantity adjustment	(1,957)	17
Provisional pricing adjustment	7,694	(432)

	$9,088	$(406)

17. Production costs

December 31, 2019

	Gold	Copper	Molybdenum	Total
Direct mining costs (a)	$393,820	$99,410	$44,762	$537,991
Royalties, levies and production taxes	6,707	4,656	902	12,265
Changes in inventories	(29,894)	(3,317)	177,977	144,766
By-product sales (b)	(7,535)	(2,572)	(8,283)	(18,390)

Total production costs	$363,097	$98,177	$215,357	$676,632

December 31, 2018

	Gold	Copper	Molybdenum	Total
Direct mining costs (a)	$369,965	$60,443	$42,790	$473,198
Royalties, levies and production taxes	6,636	2,927	856	10,419
Changes in inventories	(40,220)	(5,947)	161,920	115,753
By-product sales (b)	(6,971)	(1,319)	(12,857)	(21,147)

Total production costs	$329,410	$56,104	$192,709	$578,223

(a)

Direct mining costs mainly consist of employee costs of $185.1 million (2018 - $121.0 million) and consumables and maintenance costs of $347.0 million (2018 - $272.9 million). In the year ended December 31, 2019, the Company included regional office administration costs of $15.6 million (December 31, 2018 - $13.8 million) in direct mining costs. This was previously disclosed outside of production costs in the Statement of Earnings. The 2018 comparative figures have been reclassified to comply with the basis of presentation adopted in the current year.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

(b)	By-product sales include silver, rhenium and sulfuric acid sales.

In 2018, as a result of the temporary suspension of mill processing operations at the Mount Milligan Mine, $10.9 million of production costs incurred in the year ended December 31, 2018 were classified as standby costs.

In 2019, as a result of the temporary suspension of mine operations at the Kumtor Gold Mine, $9.1 million of production costs incurred in the year ended December 31, 2019 were classified as standby costs. Refer to note 26.

18. Corporate administration

.	2019	2018
Corporate administration	$26,496	$26,151
Share-based compensation	18,769	3,485

	$45,265	$29,636

19. Kyrgyz Republic settlement

In August 2019, the Company announced the completion of the Strategic Agreement, with all the remaining Kyrgyz legal proceedings affecting the Kumtor Project, and the international arbitration proceeding at the Permanent Court of Arbitration being terminated, in accordance with the Strategic Agreement on Environmental Protection and Investment Promotion previously entered into with the Kyrgyz Government (the “Strategic Agreement”). As a result, all obligations under the Strategic Agreement, including the settlement and releases of liability as well as the obligations of Kumtor Gold Company (“KGC”) to make contributions to various environmental and social funds of the Kyrgyz Republic Government, became effective.

As part of the completion of the Strategic Agreement, KGC committed to certain additional contributions in the Kyrgyz Republic beyond those recorded in 2018. In particular, KGC is additionally committed to:

a)	a $5 million lump sum contribution to a new Kyrgyz Republic Social Partnership for Regional Development Fund (the “Regional Fund”) (this contribution was made on August 28, 2019);

b)	a $5 million lump sum contribution to the Regional Fund within 12 months of the Second Completion Date;

c)	monthly contributions to the Regional Fund equivalent to 0.4% of KGC’s revenues from the Kumtor Project earned after the Second Completion Date;

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

d)	an annual contribution of $1 million to the Kyrgyz Republic Nature Development Fund; and

e)	exploration expenditures of at least $16 million at the Kumtor Project over a two-year period (the Company has spent this amount as at December 31, 2019).

All future contributions are conditional upon the Kyrgyz Government continuing to comply with the conditions precedent under the Strategic Agreement.

The following table summarizes the amounts recorded and paid as a result of the completion of the Strategic Agreement:

	KR Settlement Provision	Other Payables(1)
Balance December 31, 2018	$53,000	$5,400
Additional charges on closing of the agreement	10,000	5,400
Payment on closing of the agreement(2)	(55,000)	(7,600)

Balance December 31, 2019	$8,000	$3,200

(1)	Charges under the annual environmental fund and regional fund.
(2)	In addition to this payment, an additional $5 million was transferred to the reclamation trust fund (note 14).

In March 2020, in view of the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company further determined that additional contributions to the Regional Fund are appropriate. Accordingly, it has made a further $9 million contribution to the Regional Fund and plans to make further contributions of $22 million over the next 30 months.

20. Impairment

Goodwill

The Mount Milligan CGU was allocated goodwill of $16.1 million as a result of the Company’s acquisition of Thompson Creek Metals Company in October 2016. In accordance with its accounting policy, the Company reviews and tests the carrying amounts of goodwill on September 1 of each year and when an indicator of impairment is considered to exist.

In the third quarter of 2019, the carrying value of Mount Milligan’s CGU net assets was written down to its net realizable value, which included the write-off of the entire goodwill amount.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Impairment testing:

As part of the Company’s annual budget and life of mine process, the Company identified in the third quarter of 2019 that recent cost escalation relating to short and long-term water sourcing requirements, higher maintenance costs, higher than expected labour requirements, and lower mill throughput estimates, among other things, will continue in the short to medium term. This combined with lower than expected long term gold recoveries and the expectation that Mount Milligan’s mineral reserves and resources would be materially reduced resulted in a trigger for an impairment test on Mount Milligan’s long-lived assets.

The impairment test was performed effective September 1, 2019, and used the Fair Value Less Costs of Disposal (“FVLCD”) methodology. Specifically, the net asset value (“NAV”) of the Mount Milligan CGU was determined based on a discounted cash flow analysis of an indicative life-of-mine model (“Indicative model”) developed solely for impairment testing purposes and was management’s best estimate of the economics associated with the remainder of the life of the mine at that point in time. The Indicative model was not a NI 43-101 technical report and it did not include the associated detailed engineering; rather, it was management’s best estimate when the impairment trigger was identified. The Indicative model included the estimated higher cost profile referred to above, updated grade-recovery curves for both gold and copper, an estimate of contained gold and copper metal to be mined and processed over the life of the mine, the cash flows expected to be generated over the life of the mine, and various other business and economic assumptions. The higher cost profile referred to above, was incorporated in the discounted cash flow analysis used in the impairment test.

In determining fair value, management believed that an industry participant would consider the value of resources not included in the Indicative model. As such, the Company also included the fair value of the estimated recoverable amount of known resources beyond the Indicative model by considering the estimated cash flows per ounce generated in the Indicative model.

Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the Indicative model or reserve and resource estimates, and the benefit of gold price optionality. As a result, the Company applied a specific NAV multiple based on the multiples observed in the market in recent periods that management judged to be appropriate.

The test concluded that the recoverable amount of the Mount Milligan CGU using the Indicative model and higher cost profile was lower than its carrying value as at September 1, 2019. As a result, the Company recorded an impairment charge of $230.5 million in the Statement of Earnings, including the write-down of goodwill of $16.1 million and long-lived assets of $214.4 million.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The FVLCD determined from the discounted cash flow analysis is categorized as non-recurring level 3 hierarchy in accordance with IFRS 13, Fair Value Measurement.

Updated NI 43-101 Technical Report

On March 26, 2020, the Company announced the results of the updated NI 43-101 technical report on the Mount Milligan Mine as at December 31, 2019. This resulted in a material reduction in reserves and resources compared to the reserves and resources statement as at December 31, 2018. The assumptions used in the development of this NI 43-101 technical report and revised reserve included a gold price of $1,250 per ounce, a copper price of $3.00 per pound and a CAD foreign exchange rate of 1.3. The decrease in Mount Milligan’s reserves was considered to be a triggering event for impairment testing as at December 31, 2019, however no further impairment charge or reversal of impairment was identified as a result of the test. The assumptions used in our impairment test at both December 31, and September 1, 2019 are included in the table below. The updated NI 43-101 technical report on the Mount Milligan Mine was published by the Company on March 26, 2020.

Assumptions and Judgments

Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels, metallurgical recoveries and operating, capital and closure costs in the life of mine plans; continued license to operate; future metal prices; foreign exchange rates; discount rates; net asset value multiples and the value of mineral reserves and resources outside the Indicative model and NI 43-101. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions.

The key assumptions used in the impairment test for Mount Milligan are summarized in the table below:

	September 1, 2019	December 31, 2019
Gold price per oz - short-term	$1,350	$1,400
Gold price per oz - long-term	$1,300	$1,350
Copper price per lb - short-term	$2.60-$2.80	$2.60-$2.80
Copper price per lb - long-term	$3.00	$3.00
Foreign exchange rate (Canadian dollar to US dollar)	$1.30	$1.30
Discount rate	8%	6%
NAV multiple	1.00-1.25	1.00-1.25

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Gold prices

Management estimated gold prices through an analysis of gold forward prices and by considering the average of the most recent market commodity price forecasts consensus from a number of recognized financial analysts. Recent changes in the gold market has resulted in a revision to our gold price assumption from September 1, 2019 to December 31, 2019.

Beyond Life of Mine

For the impairment test as at December 31, 2019, where the life of mine plans exclude a material portion of total resources, the Company assigns a fair value per ounce to the resources not considered in these plans.

Production

As at September 1, 2019, the Company determined its indicative production profile and total life of mine production based on an updated pit shell estimate developed in the third quarter. As at December 31, 2019, the production profile was based on the updated NI 43-101 technical report on the Mount Milligan Mine.

Discount rate

A real after-tax discount rate was based on the Company’s estimated weighted-average cost of capital adjusted for the risks associated with Mount Milligan’s cash flow. Some risks associated with the Mount Milligan Mine reflected in the discount rate employed in our analysis at September 1, 2019, have since been reduced, including throughput and production risks related to water availability. As a result, we have reduced our discount rate from 8% as at September 1, 2019 to 6% as at December 31, 2019.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

21. Other operating expenses

	2019	2018
Social development contributions (a)	$3,009	$2,603
Nature Development Fund contributions (b)	5,700	2,700
Selling and marketing (c)	10,613	7,279
Remediation costs - Kumtor (d)	5,217	—
Mill optimization studies - Mount Milligan	—	547
Business combination acquisition and integration expenses	—	4,515
Reclamation expense (e)	34,544	40,355
Other	30	—

	$59,113	$57,999

(a)

Social development contributions include $1.4 million (December 31, 2018 - nil) that relate to amounts KGC is required to pay as part of the completion of the Strategic Agreement. Refer to note 19 for additional details.

(b)

Nature Development Fund contributions relate to contributions to the Nature Development Fund and Regional Fund as part of the completion of the Strategic Agreement. Refer to note 19 for additional details.

(c)	Selling and marketing costs primarily comprise of freight charges associated with the Mount Milligan mine and Langeloth processing facility.
(d)	Refer to note 26 for details on the significant rock movement at the Kumtor Mine, which gave rise to these remediation costs.
(e)	Reclamation expense consists of changes in the provision for reclamation that is recognized in the Statement of Earnings.

22. Finance costs

	2019	2018
Interest expense	$5,748	$15,750
Lease financing expense	1,189	—
Deferred financing costs amortized	755	6,525
Commitment fees	1,844	1,441
Accretion of provision for reclamation	4,385	3,444
Other financing fees	2,416	3,072

	$16,337	$30,232

23. Taxes

a.	Revenue based taxes - Kumtor

Kumtor pays taxes on revenue generated from the Kumtor Mine, at a rate of 13% of gross revenue, with an additional contribution of 1% of gross revenue payable to the Issyk-Kul Oblast Development Fund. These fees are recorded in “Revenue-based taxes” on the Statement of Earnings.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b. Income tax (recovery) expense

	2019	2018
Current tax	$3,719	$4,406
Deferred tax	(10,790)	(19,053)

Total income tax recovery	$(7,071)	$(14,647)

Income tax expense (recovery) differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2019	2018
(Loss) earnings before income tax	$(100,584)	$98,823
Income tax expense calculated at the combined Canadian and provincial statutory income tax rate of 26.5%	$(26,655)	$24,614
Increase (decrease) due to:
Difference between Canadian and foreign tax rates	(66,168)	(46,237)
Change in unrecognized deductible temporary differences	76,685	(1,792)
Impact of foreign currency movements	359	(384)
Non-deductible costs	6,777	6,144
British Columbia (“B.C.”) mining tax	1,840	4,445
Impact of tax legislation/rate change	—	(1,505)
Other	91	68

Income tax recovery	$(7,071)	$(14,647)

c. Deferred income tax

The following are significant components of deferred income tax assets and liabilities:

	2019	2018
Deferred income tax assets:
Provisions - asset retirement obligations and other	$12,957	$11,247
Non-capital losses	21,215	11,575

Total deferred tax assets	$34,172	$22,822

Deferred income tax liabilities:
Property, plant and equipment	$67,905	$67,346

Total deferred tax liabilities	$67,905	$67,346

Net deferred tax liabilities	$(33,733)	$(44,524)

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company has not recognized deferred tax assets in respect to the following deductible temporary differences:

	2019	2018
Non-capital losses (expiring 2028 – 2039)	$464,895	$563,716
Net operating losses restricted due to changes in ownership	75,909	78,997
Deductible temporary differences (a)	849,469	401,367
Capital losses	138,282	125,542

Total	$1,528,555	$1,169,622

a)	The deductible temporary differences consist of $758,807 for Canada and $90,512 for the U.S.

The Company has also not recognized deferred tax assets with respect to British Columbia mining tax for deductible temporary differences of $844.5 million (December 31, 2018 - $562.8 million) or mining tax credits of $23.0 million (December 31, 2018 - $18.1 million).

24. Shareholders’ equity

a.	Share Capital

Centerra is authorized to issue an unlimited number of common shares, class A non-voting shares and preference shares with no par value.

	Number of common shares	Amount
Balance at January 1, 2018	291,782,846	$948,121
Shares issued on exercise of stock options	63,860	445
Shares issued on redemption of restricted share units	15,633	76
Shares issued under the employee share purchase plan	137,610	686

Balance at December 31, 2018	291,999,949	$949,328
Shares issued on exercise of stock options	1,505,768	9,960
Shares issued on redemption of restricted share units	14,849	101
Shares issued under the employee share purchase plan	169,890	1,015

Balance at December 31, 2019	293,690,456	$960,404

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b.	Earnings (loss) per share

Basic and diluted earnings per share computation:

	2019	2018
(Loss) earnings from continuing operations	$(93,513)	$113,470
Net loss from discontinued operations	—	(5,941)

Net (loss) earnings	$(93,513)	$107,529

Basic (loss) earnings per share - Continuing operations	$(0.32)	$0.39
Basic loss per share - Discontinued operations	—	(0.02)

Basic (loss) earnings per share	$(0.32)	$0.37

Diluted (loss) earnings per share - Continuing operations	$(0.32)	$0.38
Diluted loss per share - Discontinued operations	—	(0.02)

Diluted (loss) earnings per share	$(0.32)	$0.36

(Thousands of common shares)
Basic weighted average number of common shares outstanding	292,951	291,895
Effect of potentially dilutive securities:
Stock options	1,104	174
Restricted share units	—	608

Diluted weighted average number of common shares outstanding	294,055	292,677

For the years ended December 31, 2019 and 2018, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2019	2018
Stock options	1,699	4,002
Restricted share units	1,106	—

	2,805	4,002

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c.	Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2019 and 2018 is summarized as follows:

	2019		2018
	Expense	Liability	Expense (Reversal)	Liability
(i) Stock options	$1,940	$—	$1,705	$—
(ii) Performance share units	12,302	14,444	2,204	4,807
(iii) Deferred share units	1,166	2,108	30	942
(iv) Restricted share units	4,497	9,413	(288)	3,143

	$19,905	$25,965	$3,651	$8,892

i.	Stock options

Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model was used to estimate the fair value of stock options granted.

Centerra’s stock options transactions during the year ended December 31, 2019 and 2018 were as follows:

	2019		2018
	Number of Options	Weighted Average Exercise Price (Cdn$)	Number of Options	Weighted Average Exercise Price (Cdn$ )
Balance, January 1	6,090,810	$7.56	4,817,452	$7.81
Granted	1,309,918	6.85	1,429,773	6.77
Forfeited	(1,521,480)	(7.95)	(11,534)	(9.33)
Exercised (a)	(1,505,768)	(6.06)	(144,881)	(6.36)

Balance, December 31	4,373,480	$7.31	6,090,810	$7.56

(a)	The weighted average market price of shares issued for options exercised in the year ended December 31, 2019 was Cdn$8.93 (year ended December 31, 2018 – Cdn$7.48).

As at December 31, 2019, there were 4,372,479 options outstanding to acquire common shares, with expiry dates ranging between 2020 and 2027. There were 2,211,986 options vested at December 31, 2019.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

ii.	Performance Share Unit plan

Centerra’s Performance Share Unit plan transactions during the year ended December 31, 2019 and 2018 were as follows:

Number of units	2019	2018
Balance, January 1	2,008,200	2,222,380
Granted	1,050,801	730,436
Exercised	(1,081,787)	(831,384)
Cancelled	(58,430)	(113,232)

Balance, December 31	1,918,784	2,008,200

The vested number of units outstanding as at December 31, 2019 are 529,477 (December 31, 2018 – 785,128). The December 31, 2019 Performance Share Unit liability balance of $14.4 million includes $10.4 million attributable to vested units (December 31, 2018 – liability of $4.8 million, of which $1.9 million was vested).

iii.	Deferred Share Unit plan

Centerra’s Deferred Share Unit plan transactions during the period were as follows:

Number of units	2019	2018
Balance, January 1	225,861	242,695
Granted	50,983	50,529
Exercised	—	(67,363)

Balance, December 31	276,844	225,861

Given that Deferred Share Units vest immediately upon granting, all Deferred Shared Units outstanding as at December 31, 2019 are vested with a liability balance of $2.1 million (December 31, 2018 - $0.9 million outstanding and vested).

iv.	Restricted Share Unit plan

Centerra’s Restricted Share Unit plan transactions during the period were as follows:

Number of units	2019	2018
Balance, January 1	753,599	289,648
Granted	627,104	575,686
Redeemed	(135,760)	(111,735)

Balance, December 31	1,244,943	753,599

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

At December 31, 2019, the number of units outstanding had a related liability of $9.4 million (December 31, 2018 - $3.2 million). Compensation recovery for the plan was $2.3 million for the year ended December 31, 2019 (2018 - $0.3 million expense).

d.	Dividends declared

On March 25, 2020, the Board approved a dividend of Cdn$0.04 per share. The dividend is to be paid on April 22, 2020 (for shareholders of record on April 8, 2020).

25. Supplemental disclosure

a)	Changes in operating working capital

	2019		2018
(Increase) decrease in amounts receivable		$(35,835)	$5,882
Increase in inventory - ore and metals		(175,480)	(90,353)
Increase in inventory - supplies		(18,810)	(5,607)
Decrease (increase) in other current assets		1,341	(9,326)
Increase (decrease) in trade creditors and accruals		40,249	(15,814)
Decrease in revenue-based tax payable		(210)	(14,999)
Increase in depreciation and amortization included in inventory		126,377	14,302
Increase in accruals included in additions to PP&E		(2,124)	(3,503)
Decrease (increase) in other taxes payable		178	(755)

(Increase) in operating working capital	S	(64,314)	$(120,173)

Change in operating working capital of discontinued operations		—	1,076

Net changes in operating working capital		$(64,314)	$(119,097)

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b)	Changes in liabilities arising from financing activities

	Balance at January 1, 2019	Additions (repayments)	Interest (paid) expense, net	Other (c)	Balance at December 31, 2019
Debt	$184,266	$(115,183)	$—	$924	$70,007
Lease obligations (a)	25,953	(4,773)	120	1,339	22,639
Interest payable (b)	593	—	(1,512)	991	72

Total	$210,812	$(119,956)	$(1,392)	$3,254	$92,718

	Balance at January 1, 2018	Additions (repayments)	Interest (paid) expense, net	Other (c)	Balance at December 31, 2018
Debt	$292,133	$(105,332)	$(3,589)	$1,054	$184,266
Interest payable (b)	1,551	—	(5,006)	4,048	593

Total	$293,684	$(105,332)	$(8,595)	$5,102	$184,859

(a)	Included within “Accounts Payable and accrued liabilities”.
(b)

Given the adoption of IFRS 16 on January 1, 2019, there are no comparatives for lease obligations. Refer to note 13 for the reconciliation of the lease commitments disclosed at December 31, 2018 and the lease liability recognized as a result of the adoption of IFRS 16 on January 1, 2019.

(c)	Includes costs associated with the OMAS Facility which have been capitalized and other financing costs and foreign exchange revaluation recognized in the Statement of Earnings.

26. Commitments and contingencies

Commitments

a.	Contracts

As at December 31, 2019, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $40.6 million (Kumtor - $25.3 million, Öksüt Project $12.1 million, Mount Milligan - $1.7 million, Greenstone Gold Property - $0.1 million and Kemess - $1.4 million).

b.	Greenstone Partnership

As consideration for the Company’s initial 50% partnership interest in Greenstone Gold Mines LP, the Company agreed to commit up to an additional Cdn$185 million to fund the project, subject to certain feasibility and project advancement criteria. In the event that the project is put under care and maintenance as a result of feasibility study or project criteria not being met, the Company will be required to make contributions towards the costs associated with the care and maintenance of the project for a period of two years or until the Cdn$185 million is spent (if such event occurs first), after which time the partners would fund such costs on a pro rata basis. Any such costs will form part of the Cdn$185 million development contributions commitment of the Company. As at December 31, 2019, the Company has funded a total of Cdn$138.8 million (USD106.0 million) of its commitment since the inception of the partnership.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c.	Molybdenum purchases

In the normal course of operations, the Company enters into agreements for the purchase of molybdenum. As of December 31, 2019, the Company had commitments to purchase approximately 14.4 million pounds of molybdenum as unroasted molybdenum concentrate for 2020 primarily priced at the time of purchase at a set discount to the market price for roasted molybdenum concentrate.

Contingencies

Various legal, tax and environmental matters are outstanding from time to time due to the nature of the Company’s operations. While the final outcome with respect to actions outstanding or pending at December 31, 2019 cannot be predicted with certainty, it is management’s opinion that it is not, except as noted below, more likely than not that these actions will result in the outflow of resources to settle the obligation; therefore no amounts have been accrued.

Kyrgyz Republic

Kumtor Waste Dump Accident

On December 1, 2019, the Company announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump earlier that morning, which resulted in the fatality of two Kumtor employees. Open pit mining operations were halted and a search and rescue operation was commenced immediately to recover the Company’s employees. In January 2020, after an extensive search and in consultation with the families of the deceased Kumtor employees, search efforts were terminated. Kumtor’s annual mine plans have been re-evaluated and after significant consultation with Kyrgyz Republic state authorities, Kumtor re-commenced mining operations. Milling activities at Kumtor continued with the mill continuing to process stockpiled ore.

Canada

Mount Milligan Mine

The Company has received a notice of civil claims from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

27.	Related party transactions a. Kyrgyzaltyn

The sole customer of gold doré from the Kumtor Mine, Kyrgyzaltyn, is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Gold produced by the Kumtor Mine is purchased at the mine site by Kyrgyzaltyn, for processing at its refinery in the Kyrgyz Republic pursuant to the Restated Gold and Silver Sales Agreement (“Sales Agreement”), dated June 6, 2009 between KGC, Kyrgyzaltyn and the Government of the Kyrgyz Republic. Amounts receivable from Kyrgyzaltyn arise from the sale of gold to Kyrgyzaltyn. Kyrgyzaltyn is required to pay for gold delivered within 12 days from the date of shipment. Default interest is accrued on any unpaid balance after the permitted payment period of 12 days. The obligations of Kyrgyzaltyn are partially secured by a pledge of 2,850,000 shares of the Company owned by Kyrgyzaltyn. Revenues from the Kumtor gold mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

The breakdown of the sales transactions and expenses with Kyrgyzaltyn, and the management fees paid and accrued by KGC to Kyrgyzaltyn according to the terms of the Sales Agreement are as follows:

	2019	2018
Sales:
Gross gold and silver sales to Kyrgyzaltyn (a)	$836,689	$669,677
Deduct: refinery and financing charges	(5,141)	(4,809)

Net sales revenue received from Kyrgyzaltyn	$831,548	$664,868

Expenses:
Contracting services provided by Kyrgyzaltyn (b)	$1,146	$1,352
Management fees payable to Kyrgyzaltyn	600	530

Expenses paid to Kyrgyzaltyn	$1,746	$1,882

(a)	As at December 31, 2019, there is $0.1 million (December 31, 2018 - $0.2 million) of amounts receivable from Kyrgyzaltyn from gold sales.
(b)	As at December 31, 2019, there is $1.6 million (December 31, 2018 - $1.2 million) payable to Kyrgyzaltyn.

b. Transactions with directors and key management

The Company transacts with key management personnel and directors, who have authority and responsibility to plan, direct and control the activities of the Company, for services rendered in their capacity as directors and employees.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Chief Operating Officer, Vice President and General Counsel and Vice President Business Development & Exploration. Subsequent to December 31, 2019, the position of Vice President and Chief Human Resources Officer was added to the list of executive officers.

During the years ended December 31, 2019 and 2018, remuneration to directors and key management personnel were as follows:

i)	Compensation of directors

	2019	2018
Fees earned and other compensation	$1,259	$1,246
Share-based compensation	2,465	945

Total expense	$3,724	$2,191

ii)	Compensation of key management personnel

	2019	2018
Salaries and benefits	$4,311	$4,191
Share-based compensation	7,756	1,278

Total expense	$12,067	$5,469

28. Capital management

The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of short-term and long-term debt, lease obligations and shareholders’ equity. Refer to note 12 (Debt), note 13 (Leases) and note 24 (Shareholders’ Equity) for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented a planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short-term investments.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

29. Financial instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, restricted cash and short-term investments, amounts receivable (including embedded derivatives), derivative instruments, long-term receivables, tax receivables, accounts payable and accrued liabilities (including amounts due to Royal Gold), debt, and revenue-based taxes payable.

Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, currency exchange rates and the cost of fuel. As of December 31, 2019, the Company has entered into Royal Gold deliverables, FX contracts and fuel hedge contracts, as summarized below:

Contract	Instrument	Unit	Average strike price	Type	Total position
Gold (a)	Forward contracts	Ounces	(a)	Float	22,500
Copper (a)	Forward contracts	Pounds	(a)	Float	4.2 million
FX Hedges	Zero-cost collars	Cdn $	1.30/1.34	Fixed	197.6 million
Fuel	Brent crude oil zero-cost collars	Barrels	$58/$67	Fixed	137,108

(a)	Royal Gold hedging program with a market price determined on closing of the contract.

As of December 31, 2019, the Company had five counterparties (December 31, 2018 – eight) to its derivative positions. On an ongoing basis, the Company monitors its exposures and ensures that the counterparties with which it holds outstanding contracts continue to meet the credit rating requirements of the Company’s financial risk management policy.

The Company’s hedging strategy for which hedge accounting is applied consists of the fuel hedge contracts, Royal Gold deliverables, FX contracts and provisionally-priced contracts.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The strategic gold and copper hedge contracts were settled as at June 30, 2019. The following table is an analysis of the Royal Gold deliverables, FX contracts, strategic gold and copper contracts and fuel hedge contracts recorded in the Statement of Earnings:

	Income Statement Classification	Balance Sheet Classification	2019	2018
Royal Gold and FX contracts
Gain/loss on copper derivatives	Revenues	—	$2,699	$(1,522)
Gain/loss on FX contracts	Other income	—	(511)	(2,122)

			$2,188	$(3,644)

Strategic gold, copper and fuel hedges
Effective portion of changes in fair value	—	Accumulated other comprehensive income	$24	$24,558
Reclassified to Statement of Earnings	Revenues	—	(419)	(9,620)

Net unrealized (loss) gain included in AOCI, net of tax			$(395)	$14,938

Reclassified from accumulated other comprehensive income	Revenues	—	$(419)	$9,620
Gain/loss on derivatives (a)	Revenues	—	395	(3,817)

Total (loss) gain included in Statement of Earnings			$(24)	$5,803

(a)

Represents the change in fair value of certain gold and copper derivative instruments which were early settled or reclassified to the Statement of Earnings since they no longer qualify for hedge accounting.

The following table is a sensitivity analysis of the impact on the Statement of Earnings of an increase or a decrease of 10% of the price of the derivative instrument:

Sensitivity table

	Fair value as at December 31, 2019	Increase of 10%	Decrease of 10%
Commodity contracts (Royal Gold)	$637	$3,697	$(2,416)
Energy Hedges (Strategic)	(14)	673	—
FX contracts (Strategic)	946	13,869	(9,565)

Royal Gold deliverables

The Company must satisfy its obligation under the streaming arrangement with Royal Gold by delivering gold and copper to Royal Gold after receiving payment from third-party customers, including offtakers and traders, which purchase concentrate from the Mount Milligan Mine (“MTM Customers”). The Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to MTM Customers within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Fuel hedge contracts

In 2016, the Company established a diesel fuel price hedging strategy using derivative instruments to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Kumtor Mine. The Company hedges its exposure with crude oil futures contracts, as the price of diesel fuel closely correlates to the price of crude oil.

FX contracts

Currency contracts are used to mitigate the variability of non-US dollar denominated exposures and do not meet the strict hedge effectiveness criteria.

Provisionally-priced contracts

Certain copper-gold concentrate sales contracts provide for provisional pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at December 31, 2019 the Company’s trade receivables with embedded derivatives had a fair value of $33.5 million (December 31, 2018 - $21.5 million), representing 13.3 million pounds of copper and 33,161 ounces of gold (December 31, 2018 - 23.3 million pounds of copper and 78,578 ounces of gold).

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest-level input tat is significant to the fair value measurement as a whole:

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Level 1: observable inputs such as quoted prices in active markets;

Level 2: inputs, other than the quoted market prices in active markets, which are observable, either directly and/or indirectly; and

Level 3: unobservable inputs for the asset or liability in which little or no market data exists, which therefore require an entity to develop its own assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period. At December 31, 2019, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

During the year ended December 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Company’s financial assets and liabilities include cash and cash equivalents, short-term investments, trade receivables, accounts payable and accrued liabilities, long-term debt, and derivative financial instruments.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statement of Financial Position at fair value on a recurring basis were categorized as follows:

December 31, 2019

	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash and cash equivalents	$42,717	$—	$—	$42,717
Provisionally-priced receivables	—	33,489	—	33,489
Derivative financial instruments	—	1,526	—	1,526
Other assets	87,694	—	—	87,694

	$130,411	$35,015	$—	$165,426

Financial liabilities
Debt	$70,007	$—	$—	$70,007
Derivative financial instruments	—	183	—	183
Other liabilities	251,410	—	—	251,410

	$321,417	$183	$—	$321,600

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

December 31, 2018

	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash and cash equivalents	$151,705	$—	$—	$151,705
Provisionally-priced receivables	—	17,799	—	17,799
Derivative financial instruments	—	1,081	—	1,081
Other assets	90,566	—	—	90,566

	$242,271	$18,880	$—	$261,151

Financial liabilities
Debt	$184,266	$—	$—	$184,266
Derivative financial instruments		101	—	101
Other liabilities	126,999	—	—	126,999

	$311,265	$101	$—	$311,366

Valuation Techniques

Cash equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Provisionally-priced receivables

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

Other assets and liabilities (including debt)

The recorded value of restricted cash and short-term investments, amounts receivable, taxes receivable, long-term receivables, accounts payable and accrued liabilities, lease obligation and debt approximate their relative fair values. In accordance with IFRS 9, Langeloth’s receivables are provided for based on lifetime expected credit losses, which are established by considering historical credit loss experience with each customer.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

30. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. We manage our financial risks in accordance with our financial risk management policy overseen by the Company’s Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a.	Currency risk

The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar, including the Canadian dollar, Kyrgyz Som, European Euro and Turkish Lira. The operating results and financial position of the Company are reported in U.S. dollars in the Company’s consolidated financial statements. The fluctuation of the U.S. dollar in relation to other currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets.

The Company utilizes hedging strategies to minimize our exposure to the Canadian dollar. Based on amounts as at December 31, 2019 and net of the impact of hedging strategies, a 10% strengthening of the U.S. dollar against the Canadian dollar would result in a $3.6 million loss, while a 10% weakening of the U.S. dollar against the Canadian dollar would result in a $3.9 million gain.

b.	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2019, the majority of the $70.7 million in cash and cash equivalents and current and non-current restricted cash and short-term investments (December 31, 2018 - $179.2 million) were comprised of interest-bearing assets. Based on amounts as at December 31, 2019, a 100-basis point change in interest rates would result in a $0.7 million adjustment to interest income (December 31, 2018 - $1.8 million adjustment to interest income). The Company’s policy limits the investment of excess funds to liquid term deposits, treasury bills, banker’s acceptances, bearer’s deposit notes and corporate direct credit having a single “A” rating or greater.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Additionally, the interest rates on the Company’s $91.2 million of debt and lease obligations include a variable rate component referenced to LIBOR (December 31, 2018 - $188.5 million). Based on the amount drawn as at December 31, 2019, a 100-basis point change in LIBOR would result in a $0.8 million adjustment to interest costs (December 31, 2018 - $2.0 million).

c.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s receivables from customers and on cash and cash equivalents and restricted cash.

The Company’s exposure to credit risk, in respect of the Company’s receivables, is influenced mainly by the individual characteristics of each customer. Kyrgyzaltyn is the sole customer of gold doré from the Kumtor mine and is a shareholder of Centerra. Gold and copper concentrate from Mount Milligan are sold to four multi-national off-takers with limited credit risk.

To partially mitigate exposure to potential credit risk related to Kumtor sales, the Company has an agreement in place whereby Kyrgyzaltyn has pledged 2,850,000 Centerra common shares it owns as security against unsettled gold shipments, in the event of default on payment (note 27).

Based on movements in Centerra’s share price and the value of individual or unsettled gold shipments over the course of 2019, the maximum exposure during the year, reflecting the shortfall in the value of the security as compared to the value of any unsettled shipments, was approximately $49.2 million (December 31, 2018 - $109.7 million).

The Company manages counterparty credit risk, in respect of cash equivalents, by maintaining bank accounts with highly-rated U.S. and Canadian banks and investing only in highly-rated Canadian and U.S. Government bills, term deposits or banker’s acceptances with highly-rated financial institutions and corporate direct credit issues that can be promptly liquidated. As at December 31, 2019, the Company’s cash equivalents are maintained with Canadian Schedule I banks with a minimum of an A1/P1 rating.

d.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows, short and long-term debt and, from to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its loans and borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt and by monitoring developments in the capital markets.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

As at December 31, 2019, cash and cash equivalents were $42.7 million compared to $151.7 million at December 31, 2018. In addition, the Company has $500 million in undrawn borrowing facilities available at December 31, 2019.

The Company believes its cash on hand, available cash from the Company’s existing credit facilities, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through to the end of 2020.

A maturity analysis of the Company’s financial liabilities, contractual obligations, other fixed operating and capital commitments, excluding asset retirement obligations, is set out below:

Year ended December 31, 2019

		Due in	Due in	Due in	Due after
(Millions of U.S. Dollars)	Total	<1 Year	1-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$238.3	$238.3	$—	$—	$—
Debt	77.5	—	—	77.5	—
Reclamation trust fund	28.1	6.0	18.0	4.1	—
Capital equipment	0.4	0.4	—	—	—
Operational supplies	26.6	26.6	—	—	—
Project development	13.6	13.6	—	—	—
Undiscounted lease liabilities	31.7	8.4	19.3	4.0	—
Derivative liability	0.2	0.2	—	—	—

Total contractual obligations	$416.4	$293.5	$37.3	$85.6	$—

Year ended December 31, 2018
		Due in	Due in	Due in	Due after
(Millions of U.S. Dollars)	Total	<1 Year	1-3 Years	4-5 Years	5 Years
Accounts payable and accrued liabilities	$173.8	$173.8	$—	$—	$—
Debt	192.7	5.0	27.0	111.0	49.7
Reclamation trust fund	38.2	6.0	18.0	12.0	2.2
Capital equipment	0.7	0.7	—	—	—
Operational supplies	67.6	67.6	—	—	—
Project development	88.9	78.3	10.6	—	—
Undiscounted lease liabilities	9.2	4.7	2.5	1.1	—
Derivative liability	0.1	0.1	—	—	—

Total contractual obligations	$571.2	$336.2	$58.1	$124.1	$51.9

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

e.	Commodity price risk

The profitability of the Company’s operations and mineral resource properties relates primarily to the market price and outlook of gold and copper. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.

Gold and copper prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of gold and copper increase over time, the fair value of the Company’s mineral assets increases and cash flows will improve; conversely, declines in the price of gold will reduce the fair value of mineral assets and cash flows. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g. diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk both for gold and copper price movements on the Royal Gold stream, and for fuel hedge contracts to mitigate commodity price risk (see note 29).

Based on amounts as at December 31, 2019 and net of the impact of hedging strategies, a 10% movement (both increase and decrease) in gold prices would have an impact of $87.4 million gain/loss on net earnings. Similarly, a 10% movement (both increase and decrease) in copper prices would have an impact of $15.5 million gain/loss on net earnings.

31. Segmented information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. The remaining operating segments, including Corporate and development projects, have been grouped into an “other” category and are not reported on individually. These segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM. Information presented in the table below is shown at the level at which it is reviewed by the CODM in his decision-making process.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Project. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson Creek Mines. The Corporate and other segment includes the head office located in Toronto, the corporate office located in Denver, Colorado, the Greenstone Gold Property, the Kemess Project and other international exploration projects. The segments’ accounting policies are consistent with those described in note 3.

Segment Revenues and Results

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Year ended December 31, 2019

			North America
			Mount		Corporate and
(Millions of U.S. Dollars)	Kumtor	OMAS	Milligan	Molybdenum	other	Total
Revenue	$827.5	$—	$335.0	$212.8	$—	$1,375.3
Cost of sales
Production costs	228.6	—	232.7	215.2	—	676.5
Depreciation, depletion and amortization	181.3	—	53.3	5.0	—	239.6
Standby costs	9.1	—	—	—	—	9.1

Earnings (loss) from mine operations	$408.5	$—	$49.0	$(7.4)	$—	$450.1
Care and maintenance	—	—	—	13.4	15.1	28.5
Exploration expenses and business development	11.3	—	4.0	0.1	30.6	46.0
Corporate administration	—	—	—	—	45.3	45.3
Provision for Kyrgyz Republic settlement	10.0	—	—	—	—	10.0
Impairment	—	—	214.4	—	16.1	230.5
Revenue-based taxes	116.4	—	—	—	—	116.4
Other operating expenses	13.9	—	8.0	37.2	—	59.1

(Loss) earnings from operations	$256.9	$—	$(177.4)	$(58.1)	$(107.1)	$(85.7)

Capital expenditure for the year	$173.3	$89.7	$89.2	$5.4	$27.4	$385.1

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Year ended December 31, 2018

			North America
			Mount		Corporate and
(Millions of U.S. Dollars)	Kumtor	OMAS	Milligan	Molybdenum	other	Total
Revenue	$660.1	$—	$263.0	$206.3	$—	$1,129.3
Cost of sales
Production costs	209.1	—	176.5	192.7	—	578.4
Depreciation, depletion and amortization	154.6	—	37.2	5.1	—	196.9
Standby costs, net	—	—	10.8	—	—	10.8

Earnings from mine operations	$296.4	$—	$38.5	$8.5	$—	$343.3
Care and maintenance	—	—	—	14.6	14.7	29.3
Exploration expenses and business development	6.1	—	3.2	—	25.5	34.8
Corporate administration	0.1	0.1	—	—	29.4	29.6
Revenue-based taxes	93.0	—	—	—	—	93.0
Other operating expenses	5.3	—	5.6	42.6	4.5	58.0

(Loss) earnings from operations	$191.9	$(0.1)	$29.7	$(48.7)	$(74.1)	$98.6

Capital expenditure for the year	$195.8	$47.2	$39.5	$2.3	$59.5	$344.3

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2019 and 2018

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Geographical Information

The following table details the Company’s revenue by the location of its customers and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
(Millions of U.S. Dollars)	2019	2018	2019	2018
Kyrgyz Republic	$827.5	$660.1	$458.7	$630.2
South Korea	181.0	166.0	—	—
United States	174.3	179.0	94.8	107.9
Japan	100.4	59.8	—	—
China	63.4	45.3	—	—
Canada	2.6	3.6	998.9	1,142.4
Netherlands	22.9	14.7	—	—
Turkey	—	—	208.4	92.5
Other	3.2	0.8	8.1	39.2

Total	$1,375.3	$1,129.3	$1,768.9	$2,012.2

Customer Information

The following table presents sales to the top individual customers for the years ended December 31, 2019 and 2018. The following three customers represent 75% (2018 – 75%) of the Company’s sales revenue:

Customer	Reporting segment	2019	2018
1	Asia - Gold-Copper	$90,504	$77,300
2	Asia - Gold-Copper	118,224	109,600
3	Kyrgyz Republic	827,538	660,058

		$1,036,266	$846,958